SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-17156

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:  Merisel, Inc. 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Merisel, Inc. 127 West 30th Street, New York, NY  10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2009

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at	2
December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits for	3
the year ended December 31, 2009

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2009	13

Signatures	14

Exhibit Index	15

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merisel, Inc. 401(k) Retirement Savings Plan
New York, NY

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental  Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 29, 2010

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments : Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$10,194,196	$8,643,094
Guaranteed income fund	6,148,155	5,803,359
Merisel, Inc. common stock	19,115	36,501
Participant loans	472,889	506,151

Total investments	16,834,355	14,989,105

Receivables:
Employer contributions	-	42,240

Total assets	16,834,355	15,031,345

Net assets available for benefits	$16,834,355	$15,031,345

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Interest income	$222,573
Net depreciation in fair value of Merisel, Inc. common stock	(16,023)
Net appreciation in fair value of pooled separate accounts	2,249,116
Total investment income	2,455,666

Contributions:
Employer	55,725
Participant	1,356,187
Rollover	63,253
Total contributions and rollovers	1,475,165

Total additions	3,930,831

Deductions from net assets attributed to:

Benefits paid to participants	2,001,649
Deemed distributions	109,344
Administrative expenses and other deductions, net	16,828
Total deductions	2,127,821

Net increase in net assets during the year	1,803,010

Net assets available for benefits:
Beginning of year	15,031,345

End of year	$16,834,355

See notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan
The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches certain of those contributions at the discretion of the Board of Directors which may, at its discretion, determine that no matching contribution will be made. For the fiscal year ended December 31, 2008, the Company contributed 50 percent of the first 6 percent of annual compensation that a participant contributed to the Plan. The Company’s matching contribution was made on a bi-weekly basis in line with each pay period and was subject to an annual true up adjustment. To qualify for the bi-weekly matching contribution, participants must have been employed by the Company on the last day of each pay period. In January 2009, the Board of Directors elected to discontinue the Company’s matching contribution. The Company's contributions vest 25% per year.

Investment Options
Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The investment options, under the Plan’s group annuity contract with Prudential, are comprised of pooled separate accounts, funds held in the insurance company general account reflecting a guaranteed income fund, and Merisel Inc.’s common stock.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after four  years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum  of $50,000 limited to 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points above the prime rate stated in the Wall Street Journal on the day the loan is made.  The interest rates for loans outstanding at December 31, 2009 ranged from 5.25 percent to 10.25 percent.  Principal and interest is paid ratably through payroll deductions.  The repayment terms are five years or less, but a longer repayment may be permitted for a loan used to buy a principal residence.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years.  Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2009 and 2008, forfeited nonvested accounts totaled $29,434 and $14,104 respectively.  These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses.  In 2009 and 2008, employer contributions were reduced by $4,804 and $9,694, respectively, and administrative expenses were reduced by $0, for both years, from forfeited nonvested accounts.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

2. Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

Recently Adopted Accounting Standards
In June 2009, the Financial Accounting Standards Board (the “FASB”) issued standards that established the FASB’s Accounting Standards Codification (the “FASB ASC”).  These standards were effective for financial statements issued for reporting periods that end after September 15, 2009 and serve as the source for authoritative generally accepted accounting principles in the United States (“U.S. GAAP”), except that rules and interpretive releases by the SEC are also sources of authoritative U.S. GAAP for SEC registrants.  The FASB ASC reorganized all accounting standards in U.S. GAAP, aside from those issued by the SEC, and establishes a new hierarchy of U.S. GAAP sources for non-governmental entities.  All future updates to U.S. GAAP will no longer be issued in the form of FASB Statements, Staff Positions or Emerging Issues Task Force Abstracts, but rather the FASB will issue “Accounting Standards Updates” instead.  This adoption did not have any financial impact on the Plan’s financial statements.

In May 2009, the FASB issued new standards which establish the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  In particular, the new standards set forth:

•
the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (through the date that the financial statements are issued or are available to be issued);

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and
•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Plan adopted the new standards as of December 31, 2009.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recoginition
The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year.

The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Guaranteed Income Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Loans to participants are carried at outstanding balances which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis.

The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Participant loans are stated at cost plus accrued interest, which approximates fair value.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Risks and Uncertainties
The plan provides for various investments options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the accompanying financial statements.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option.  During 2009 and 2008, the Plan paid $9,621 and $10,375, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. common stock.  The Company at its discretion, paid the fees of the independent registered public accounting firm.

3. Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

4. Fair Value Measurements

The Plan adopted FASB ASC 820 (FAS No. 157, “Fair Value Measurements”) which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the investments at fair value, as of December 31, 2009 and 2008. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

 MERISEL, INC.
 401(k) RETIREMENT SAVINGS PLAN

 Notes to Financial Statements

 December 31, 2009 and 2008

There were no investments at fair value classified within level 3 as of December 31, 2009 and 2008.

	Investment at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance group annuity contract:

Pooled separate accounts	$3,139,948	$7,054,248	-	$10,194,196
Guaranteed income fund	-	6,148,155	-	6,148,155
Merisel, Inc. common stock	19,115	-	-	19,115
Participant loans	-	472,889	-	472,889

Total investments at fair value	$3,159,063	$13,675,292	-	$16,834,355

	Investment at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Prudential Retirement Insurance group annuity contract:

Pooled separate accounts	$2,685,748	$5,957,346	-	$8,643,094
Guaranteed income fund	-	5,803,359	-	5,803,359
Merisel, Inc. common stock	36,501	-	-	36,501
Participant loans	-	506,151	-	506,151

Total investments at fair value	$2,722,249	$12,266,856	-	$14,989,105

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

5. Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets at December 31, 2009 and 2008:

	2009	2008
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$6,148,155	$5,803,359
Pooled separate accounts:
Dryden S&P 500 ® Index Fund	1,176,845	981,763
Fidelity Advisor Equity Growth Account	1,176,732	1,042,041
Lifetime Balanced Fund	1,058,463	918,398
Lifetime Conservative Growth Fund	890,832	952,462
Wells Fargo Advantage Small Cap Value Fund	1,112,472	849,497

Merisel, Inc. Common Stock	*	*

* Amount represents less than 5%.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

For the year ended December 31, 2009 the net appreciation in the fair value of investments in pooled separate accounts was $2,249,116 and the net depreciation of the fair value of the   investment in Merisel, Inc. Common Stock was $16,023.

The investment contracts (Guaranteed Account) earned an average interest rate of approximately 3.0% and 3.5% in the years ended December 31, 2009 and 2008, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 3.0% and 3.5% at December 31, 2009 and 2008, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 2.75% and 3.5% at December 31, 2009 and 2008, repectively, and were determined based upon the performance of the Plan’s general account. The credited interest rates can be changed semi-annually. The guarantee is based on the Prudential’s ability to meet its financial obligations from its general assets. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

6. Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential.  Since Prudential is the trustee, custodian, and record keeper as discussed in Note 1, Plan expenses discussed in Note 2 are considered party-in-interest transactions.  Participant loans and Merisel, Inc. common stock are also considered party-in-interest transactions.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2009

Identity of issuer or borrower	Description of investment	Cost **	Current value

*Prudential Retirement Insurance
Guaranteed Income Fund	Guaranteed Income Fund		$6,148,155
Dryden S&P 500 ® Index Fund	Pooled Separate Account		1,176,845
Fidelity Advisor Equity Growth Account	Pooled Separate Account		1,176,732
Lifetime Aggressive Growth Fund	Pooled Separate Account		552,581
Lifetime Growth Fund	Pooled Separate Account		673,177
Lifetime Balanced Fund	Pooled Separate Account		1,058,463
Lifetime Conservative Growth Fund	Pooled Separate Account		890,382
International Blend/Munder Capital Fund.	Pooled Separate Account		713,948
Mid Cap Value Fund (Wellington Mgmt.)	Pooled Separate Account		672,165
Wells Fargo Advantage Small Cap Value Fund	Pooled Separate Account		1,112,472
AllianceBerstein Growth & Income Fund	Pooled Separate Account		556,193
Mid Cap Growth/Artisan Partners Fund	Pooled Separate Account		827,151
Small Cap Growth/Granahan Fund	Pooled Separate Account		255,444
Thornburg International Value Fund	Pooled Separate Account		81,876
T. Rowe Growth Stock Fund	Pooled Separate Account		33,396
Lord Abbett Small Cap Blend Fund	Pooled Separate Account		20,186
American Century Heritage Account	Pooled Separate Account		68,026
AIM Small Cap Growth Fund	Pooled Separate Account		12,604
Neuberger Berman Partners Trust Class	Pooled Separate Account		32,728
Core Bond Enhanced Index / PIM Fund	Pooled Separate Account		234,092
MSIF Trust U.S. Mid Cap Value Fund	Pooled Separate Account		29,816
Victory Dividend Stock Fund	Pooled Separate Account		15,919
*Participant loans	Loans to participants with interest rates ranging from 5.25% to 10.25%		472,889
*Merisel, Inc.	Shares of plan sponsor common stock		19,115

			$16,834,355
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merisel, Inc. 401(k) Retirement Savings Plan

Date: June 29, 2010	By:	/s/ Victor Cisario
Victor Cisario
Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm